October 16, 2019

Sergio Traversa
Chief Executive Officer
Relmada Therapeutics, Inc.
880 Third Avenue, 12th Floor
New York, NY 10022

       Re: Relmada Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed October 11, 2019
           File No. 333-233228

Dear Dr. Traversa:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2019 letter.

Amendment No. 1 to Form S-1

Description of Securities
Forum of Adjudication of Disputes, page 91

1. We note your response to our prior comment 1 and reissue in part. Your forum selection provision identifies a Nevada state court as the exclusive forum for certain litigation, including any "derivative action." We note from your revised disclosure that this provision applies to claims arising under the Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
       Please revise the prospectus to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims.
 Sergio Traversa
Relmada Therapeutics, Inc.
October 16, 2019
Page 2

        Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch
Chief, at (202) 551-3469 with any questions.



                                                          Sincerely,
FirstName LastNameSergio Traversa
                                                          Division of
Corporation Finance
Comapany NameRelmada Therapeutics, Inc.
                                                          Office of Life
Sciences
October 16, 2019 Page 2
cc:       Thomas R. Slusarczyk, Esq.
FirstName LastName